                                 SECURITIES AND EXCHANGE COMMISSION

                                       Washington, DC 20549





                                          SCHEDULE 13G/A


                                  BENEFICIAL OWNERSHIP REPORTING


                                      SBS TECHNOLOGIES, INC.






                                            COMMON STOCK


                                      CUSIP NUMBER 78387P-10-3




                                          DECEMBER 31, 1997

                                  SECURITIES AND EXCHANGE COMMISSION
                                         Washington, DC 20549


                                            SCHEDULE 13G/A



1)   Name of reporting person:                       SCOTT A. ALEXANDER


2)   Check the appropriate box if a member of a group

              a)  N/A
              b)  N/A

3)   SEC use only

4)   Citizenship or place of organization:           U.S.

     Number of shares beneficially owned by each reporting person with:

              5)  Sole voting power                           255,867
              6)  Shared voting power                          27,247
              7)  Sole dispositive power                      255,867
              8)  Shared dispositive power                     27,247

9)   Aggregate amount beneficially owned:            283,114

10)  Check if the aggregate amount in Row 9 excludes certain shares [ ]

11)  Percent of class represented by amount in Row 9:  5.04%

12)  Type of reporting person:  IN

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                                SECURITIES AND EXCHANGE COMMISSION

                                          Schedule 13G/A



Item 1  (a)   Name of issuer:  SBS Technologies, Inc.

              (b) 2400 Louisiana Blvd. NE, AFC Building 5, Suite 600, Albuquerque, NM 87110

Item 2  (a)   Name of person filing:    SCOTT A. ALEXANDER

              (b) Address: 2400 Louisiana Blvd. NE, AFC Bldg 5, Ste. 600, Albuquerque, NM 87110

              (c)  Citizenship:  U.S.

              (d)  Title of class of securities: Common Stock

              (e)  CUSIP number: 78387P-10-3

Item 3  (a)   Broker or dealer registered under section 15 of the Act

              N/A

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                                SECURITIES AND EXCHANGE COMMISSION

                                          Schedule 13G/A

Item 4  (a)   Amount beneficially owned:   283,114

              (b)  Percent of class:  5.04%

              (c)  Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote:                 255,867

                   (ii)   Shared power to vote or to direct the vote:                27,247

                   (iii)  Sole power to dispose or to direct the disposition of:    255,867

                   (iv)   Shared power to dispose or to direct the disposition of:   27,247


Item 5 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6  N/A

Item 7  N/A

Item 8  N/A

Item 9  N/A

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                              SECURITIES AND EXCHANGE COMMISSION

                                        Schedule 13G/A





Item 10.  CERTIFICATION:




By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date    3/27/98
     ------------

Signature  /s/ Scott A. Alexander
          ------------------------------
                 Scott A. Alexander

Title
      ------------------------------




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